

July 7, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (605) 696-7250

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re:** **VeraSun Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 22, 2006**
> **File No. 333-133342**

Dear Mr. Endres:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Exchange Offer, page 32
Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes, page 35

1. We note your response to comment 14 of our letter dated May 12, 2006. Please revise to disclose that all conditions must be satisfied or waived prior to expiration of the offer.

Exhibits
Exhibit 5.1, Opinion of Stoel Rives LLP

2. Please submit a revised legality opinion that expressly opines as to the enforceability of the guarantees of the guarantor subsidiaries.

3. We note the assumption in part (c) of the third paragraph of the legal opinion that parties to the indenture other than VeraSun Energy Corporation are "duly formed entities . . . duly qualified to transact business . . . [and] have all necessary power

and authority to enter into and perform the[ir] obligations . . . ." Please submit a revised legality opinion that does not contain these assumptions. Alternatively, we will not object if counsel obtains local corporate law opinions necessary to support its opinion, replaces the assumptions in parts (a) and (c) of the opinion's third paragraph with a statement that it is relying on those opinions, and files the local opinions as exhibits to the registration statement.

4. While we do not object to the assumption regarding application of general principles of equity, the matters discussed in paragraph B appear to go beyond matters generally considered to be equity through inclusion of the concepts of materiality and reasonableness. In addition, the opinion of counsel that the notes and guarantees are enforceable must account for all currently "applicable law and judicial decisions." Please submit a revised legality opinion that does not contain these references and assumptions.

Exhibit 99.1, Letter of Transmittal

5. We note your response to comment 22 of our letter dated May 12, 2006. Please revise the letter of transmittal to delete language requiring note holders to acknowledge that he/she "understands" various terms of the offer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: John R. Thomas, Esq. (*via facsimile* 503/220-2480)
        Ian G. Merrill, Esq.
        Stoel Rives LLP
        900 SW Fifth Avenue
        Suite 2600
        Portland, Oregon 97204